NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

GTS Securities, LLC (the "Company") was organized in the state of Delaware as a limited liability company and is wholly owned by GTS Financial LLC (the "Parent"). As a registered broker-dealer with the Securities and Exchange Commission ("SEC"), the Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), CME Group (which includes memberships on the CME, IOM, IMM, GEM, and CBOT Exchanges) and various US securities exchanges. The Company currently operates on a fully disclosed basis through its brokers Goldman Sachs and Co., ED&F Man Capital Markets Inc., BNP Paribas and Cantor Fitzgerald & Co. (collectively, the "Clearing Brokers"). The Clearing Brokers, operating pursuant to their respective clearing agreements, handle the clearing and settlement aspects of the Company's trading operations.

The Company does not carry customer accounts. The Company is a market-maker in listed equities on three US securities exchanges, a designated market marker ("DMM") on the NYSE in symbols assigned to the Company and a proprietary trading company.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of automated systems and control procedures.

In May 2019, the Company completed an acquisition of an ETF Market Maker desk and a Wholesale Market Maker desk from an unaffiliated third party. See note 11 for additional details.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

The Company adheres to the fair value definition and corresponding hierarchy found within GAAP as it relates to the various financial instruments that it transacts business in. When measuring fair value, the Company maximizes the use of observable inputs to better reflect the price that would be received to sell an asset or paid to transfer a liability in an unassociated, orderly transaction between unaffiliated market participants. The three (3) levels under the fair value hierarchy include Level 1 where there is no adjustment to the observable price, Level 2 where there may be some adjustment to the observable input due to market blockage or thinly traded issues and Level 3 where inputs are generally unobservable and involve significant amounts of estimation.

Purchases and sales of securities are recorded on a trade-date basis.

The Company's exchange memberships, which represent ownership interests in the CME Group exchanges listed in Note 1 above and provide the Company with the right to conduct business on the exchanges, are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. At December 31, 2019, the fair value of exchange memberships was $653,700.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Intangible assets are recorded as part of acquisitions the Company has made. Intangible assets are amortized over their estimated useful lives and are reviewed for impairment on an annual basis when impairment indicators are present. The estimated useful lives of intangible assets are five to six years. At December 31, 2019, intangible assets had a gross value of $7,588,666 and a net value of $4,747,592.

The Company carries goodwill based on its value at acquisition. Goodwill impairment testing is performed on an annual basis.

The Company has contingent liabilities. Refer to Note 9 for information relating to contingent liabilities.

NOTE 3 – FAIR VALUE MEASUREMENTS

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in Note 2. The following table presents information about the Company's securities owned, at fair value, and securities sold, but not yet purchased, at fair value as of December 31, 2019:

	Quoted Market Prices Level 1
Assets (at fair value):	
Equities	$ 626,446,968
Fixed income	10,908,605
Total assets (at fair value):	$ 637,355,573
Liabilities (at fair value):	
Equities	$ 586,294,248
Fixed income	28,859,883
Total Liabilities (at fair value):	$ 615,154,131

As part of the Company's acquisition of the trading desks described in Note 11, the Company has a contingent liability, which the Company deems a Level 3 liability in the fair value hierarchy. As of December 31, 2019, the Company values the contingent liability at approximately $2,459,000 and it can be found in the statement of financial condition under accrued expenses and other liabilities.

NOTE 4 – INCOME TAXES

For purposes of federal, state and local income taxes, the Company's status as a separate tax entity is disregarded. As such, the operations of the Company are treated as held directly by its sole member, the Parent. Accordingly, the Parent is responsible for reporting the Company's federal, state and local taxable income or loss and has elected not to push down the federal, state and local effects of income taxes to the Company. There are no federal, state and local tax sharing arrangements between the Company and the Parent. Additionally, there are no obligations for the Company to fund the federal, state and local tax liabilities, if any, of the Parent. The Company is included in the consolidated federal, state and local income tax returns filed by the Parent.

NOTE 5 – RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no customer accounts.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company has a service agreement with Strike Technologies LLC for a variety of services used in the Company's operations as prescribed in the agreement. Under this agreement, Strike Technologies LLC, an affiliated company, provides infrastructure technology and software development and support to the Company.

The Company also has two (2) license agreements with GTS Group US LLC. Under these agreements, GTS Group US LLC, an affiliated company, provides office space to the Company.

In September, 2018, the Company entered into a note payable with GTS Securities Europe Ltd. for $3,400,000. The note is payable on demand of GTS Securities Europe Ltd., is interest only, and carries an interest rate of 3% per annum. At December 31, 2019, $2,200,000 of principal remains outstanding. The note payable is reported under accrued expenses and other liabilities on the statement of financial condition.

NOTE 7 – RECEIVABLE FROM AND PAYABLE TO BROKERS

As of December 31, 2019, receivable from brokers primarily represents amounts due to the Company for cash held by the Clearing Brokers, open equity in futures transactions and cash held as collateral for certain transactions. Amounts receivable from the Clearing Brokers may be restricted to the extent that balances were proceeds for securities sold, but not yet purchased. At December 31, 2019, approximately $96,620,000 was receivable from the Clearing Brokers and was substantially in cash.

NOTE 8 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $98,696,021, which exceeded the minimum requirement of $1,000,000 by $97,696,021. The Company's ratio of aggregate indebtedness to net capital was .08 to 1 as of December 31, 2019.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

In the normal course of its business, the Company indemnifies certain service providers, such as clearing and custody agents, against specified potential losses in connection with providing services to the Company. The maximum potential amount of future payments relating to these that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and, as of December 31, 2019, has not recorded any contingent liability in the financial statements for these indemnifications.

The Company has a contingent liability. The Company valued the contingent liability at approximately $2,459,000 and it can be found in the accrued expenses and other liabilities line item on the statement of financial condition. The Company evaluates annually the fair value and adjusts as needed.

NOTE 10 – DERIVATIVE CONTRACTS

In the normal course of business, the Company enters into derivative contracts for trading purposes. Typically, these derivative contracts are traded much like their equities counterpart through the Company's trading strategies and are not utilized to economically match the equities trading objectives of the Company. The Company's derivative trading activities involve the purchase and sale of exchange-traded futures contracts. The Company records its derivative activities on a mark-to-market basis and changes in market values are reflected in the statement of income.

Generally, these financial instruments represent future commitments to purchase or sell other financial instruments at specific terms and future dates. Each of these contains varying degrees of off-balance sheet risk whereby changes in the market value of the securities underlying the financial instruments or the Company's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition.

Positions in derivatives are carried at fair value and are based on quoted market prices (Level 1). Unrealized gains and losses in open derivative positions are netted against each other with the net amount of approximately $167,000 included in the receivable from brokers at December 31, 2019.

NOTE 11 – TRADING DESKS ACQUISTION

In May 2019, the Company purchased the Exchange Traded Funds ("ETF") and Wholesale Market Making businesses from another entity (the "Assets"). Under the terms of the agreement, the Company received human resources and unrestricted license to various supporting software associated with the Assets, and the portfolio of ETF and OTC equity assets in exchange for an upfront payment and certain other contingent payments (see Note 9). The Company valued the supporting software, workforce, and customer contacts using the expected cost to build out those items of the business by the Company. The goodwill is related to expected enhancements, assembled workforce, and contributions to the Company's existing brand. Amounts related to the assets can be found in intangible assets and the estimate of the contingent consideration can be found in the accrued expenses and other liabilities line item on the statement of financial condition.

NOTE 12 – ISSUANCE OF DEMAND NOTE TO AFFILIATE

The Parent has a minority interest investment in a third party broker-dealer (the "Borrower"). In May 2019, the Company issued a demand note to the Borrower. The principal of the demand note is $3,000,000 and has an interest rate of 3% per annum on the unpaid balance. The entire principal and any accrued interest is fully and immediately payable upon demand of the Company. The Company has not requested payment as of December 31, 2019. The principal and accrued interest associated with the demand note are found in other assets on the statement of financial condition.

NOTE 13 – SUBSEQUENT EVENTS

In January and February 2020, the member of the Company withdrew a total of approximately $1,700,000 of capital.